Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization	Incorporation Time

China SXT Group Limited	Hong Kong	Incorporated on July 21, 2017

Taizhou Su Xuan Tang Biotechnology, Co. Ltd.	People’s Republic of China	Incorporated on October 13, 2017

Jiangsu Su Xuan Tang Pharmaceutical Co. Ltd. (of which the Registrant controls via contractual arrangements)	People’s Republic of China	Incorporated on June 9, 2005